TD Bank Group TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

May 28, 2020

VIA EMAIL AND EDGAR

Ms. Michelle Miller
Office of Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response of The Toronto-Dominion Bank (the "Bank" or "TD") to the Securities and Exchange Commission's ("SEC" or the "Staff") letter dated March 9, 2020 relating to the Bank's:
Form 40-F for the Fiscal Year Ended October 31, 2019
Filed December 5, 2019
File No. 001-14446

Dear Ms. Miller,

We are providing the following response to the comments set forth in the comment letter of the Staff dated March 9, 2020 (the "Staff Letter") regarding the above-referenced filing. Our responses to the Staff Letter are included in Appendix A of this letter.

TD hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Valerie Gillis, SVP Finance, Controller and Chief Accountant if you require additional information.

Sincerely,

/s/ Riaz Ahmed

____________________________________

Riaz Ahmed
Group Head and Chief Financial Officer

cc:	Cara Lubit (United States Securities and Exchange Commission) Norie Campbell (Group Head and General Counsel, TD Bank Group)

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Appendix A – TD's Responses to comments in the Staff Letter

To assist your review, we have reproduced the text of the Staff's comments in bold below and the numbered paragraphs of this Appendix correspond to the paragraphs of the Staff Letter. As part of our response, we have proposed certain enhanced disclosures which are underlined for the Staff's convenience. The proposed disclosures may be further revised in the Bank's future filings.

Form 40-F for the Fiscal Year Ended October 31, 2019

Note 8: Loans, Impaired Loans, and Allowance for Credit Losses

Credit Quality of Loans, page 46

1.	We note your disclosure of "Net remeasurement due to transfers" and "Changes to risk, parameters, and models" in your allowance for loan loss rollforward on page 49. We also note the definitions of these line items provided in footnotes 4 and 8 to this rollforward. Please address the items below. Refer to IFRS 7.35B(b).

•	Tell us and revise future filings to give more detail in footnote 8 regarding how you define the components of "Changes to risk, parameters, and models" (e.g., providing an example of items that would impact level of risk, such as increasing or decreasing PDs for loans that have not changed Stage classifications). Provide sufficient detail to clarify the distinction and differences between "Net remeasurement due to transfers" and the risk level changes within the "Changes to risk, parameters, and models."

IFRS 7.35B(b) requires disclosure of "quantitative and qualitative information that allows users of financial statements to evaluate the amounts in the financial statements arising from expected credit losses, including changes in the amount of expected credit losses and the reasons for those changes."

The Allowance for Loan Losses table1 included in the Bank's Consolidated Financial Statements within the Form 40-F for the Fiscal Year Ended October 31, 2019 (the "Consolidated Financial Statements"), has been prepared in accordance with the requirements of IFRS 7.35H and addresses the quantitative requirement of IFRS 7.35B(b). The qualitative requirement of IFRS 7.35B(b) is addressed in the following sections of the Bank's Management's Discussion and Analysis included in the Form 40-F for the Fiscal Year Ended October 31, 2019 (the "F2019 MD&A"): the "Credit Portfolio Quality" section2, the "Provision for Credit Losses" discussion in the total Bank "Financial Results Overview" section3, and the "Business Segment Analysis" sections relating to provisions for credit losses4, including significant changes that would require disclosure to enable users of the financial statements to better understand the reasons for the ECL changes.

As disclosed in the "Impairment – Expected Credit Loss Model" section in Note 2, Summary of Significant Accounting Policies5, the Bank's ECL model consists of three stages: Stage 1 – twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition, and Stage 3 – Lifetime ECLs for financial assets that are impaired. If a significant increase in credit risk has occurred since initial recognition, impairment is measured as lifetime ECLs. Otherwise, impairment is measured as twelve-month ECLs which represents the portion of lifetime ECLs that are expected to occur based on default events that are possible within twelve months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance reverts back to being measured based on twelve-month ECLs.

1 Refer to page 49 of the Consolidated Financial Statements.

2 Refer to page 31 of the F2019 MD&A.

3 Refer to page 9 of the F2019 MD&A.

4 Refer to pages 15 to 25 and specifically the sub-sections of "Review of Financial Performance" of the F2019 MD&A.

5 Refer to page 19 of the Consolidated Financial Statements.

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In the Bank's Allowance for Loan Losses table, the line item "Net remeasurement due to transfers", represents the mechanical remeasurement between twelve-month and lifetime ECLs due to stage transfers, holding all other factors constant for this part of the allowance attribution. Subsequent to stage migration changes, ECLs for each stage are remeasured based on updated risk, parameters and models for the current period, with the impact of remeasurement included in the line item "Changes to risk, parameters and models". Detailed disclosure of the Bank's IFRS 9, ECL methodology is provided in the "Impairment – Expected Credit Loss Model" discussion in Note 2, Summary of Significant Accounting Policies6 (see sections on "Significant Increase in Credit Risk", "Measurement of Expected Credit Losses" and "Forward-Looking Information and Expert Credit Judgment"), as well as in the "Impairment of Financial Assets" discussion in Note 3, Significant Accounting Judgments, Estimates and Assumptions7 (see sections on "Significant Increases in Credit Risk", "Measurement of Expected Credit Losses", "Forward-Looking Information" and "Expert Credit Judgment").

To clarify the foregoing and in response to the Staff's request to provide more detail in footnote 8 on how the Bank defines the components of "Changes to risk, parameters and models", we propose to revise footnotes 4 and 8 to the Allowance for Loan Losses table as follows, beginning with the Q2 2020 Report to Shareholders. The proposed changes are underlined.

"4 Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the "Significant Increase in Credit Risk" section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank's 2019 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECL constant ~~excluding the change to risk, parameters, and models~~."

"8 Represents the changes in the allowance related to current period changes in risk (e.g., PD) ~~including~~ caused by changes to: macroeconomic factors, level of risk, ~~associated~~ parameters, and/or models, subsequent to stage migration. Refer to the "Measurement of Expected Credit Losses", "Forward Looking Information" and "Expert Credit Judgment" sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank's 2019 Annual Consolidated Financial Statements for further details."

6 Refer to page 19 of the Consolidated Financial Statements.

7 Refer to pages 28 and 29 of the Consolidated Financial Statements.

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•	Tell us, and disclose in future filings, as appropriate, how credit risk migration and provision "normalization" are reflected in these two lines.

"Normalization" in this context refers to the observed trend of increasing credit losses from the historically low levels experienced in recent years. This trend is reflected in "Net remeasurement due to transfers" given that normalizing credit losses contribute to stage migration and higher credit losses associated with lifetime ECL. Additionally, as explained above, subsequent to remeasurement from stage transfers, ECL for each stage is remeasured based on updated risk, parameters and models for the current period, with the impact of the remeasurement included in the line item "Changes to risk, parameters and models" which includes changes in macroeconomic factors and level of risk indicative of "normalization" of the credit cycle. The "Impairment of Financial Assets" section of Note 38, describes risk parameters for retail and non-retail exposures, including an explanation of how the credit cycle and forward-looking information are incorporated in the estimation of ECLs.

To the extent that "normalization", or other portfolio trends, are observed within changes in allowance for credit losses, the Bank will consider whether it would be appropriate to disclose such credit trends in the MD&A in the "Credit Portfolio Quality" section or "Provision for Credit Losses" discussion in the total Bank "Financial Results Overview" section, and/or in the segment results disclosed in each "Business Segment Analysis" section where the Bank discloses the "Review of Financial Performance".

From time to time, the Bank may include information regarding credit risk migration, normalization of provisions or other such portfolio trends in the investor presentations that are made publicly available on the Bank's website. To the extent applicable, the Bank will align the terminology used in those presentations with the information included in the MD&A for consistency.

•	In future filings, to the extent that an individual component of "Changes to risk, parameters, and models" materially drives this line item, quantify, disclose, and address the driver here and in your MD&A provision for credit loss trend discussions. In addition, for a material change in parameters or models, include disclosure about what necessitated the change.

We acknowledge the Staff's comment. To the extent an individual component of "Changes to risk, parameters, and models" materially drives this line item, we will include additional disclosures about the driver, including where appropriate in light of its materiality to the Bank, quantitative information about the driver. We note that we monitor and address such changes in allowance for credit losses in the "Credit Portfolio Quality" section of the MD&A, as well as the Total Bank and the segment results MD&A paragraphs relating to provisions for credit losses. For example, in the F2019 MD&A, we disclosed the following: "During the year, ordinary course updates were made to the forward-looking estimates used to determine the Bank's probability-weighted ECLs. Certain refinements were made to the methodology, the cumulative effect of which was not material and included in the change during 2019."

8 Refer to pages 28 and 29 of the Consolidated Financial Statements.

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